

February 22, 2018

<u>Via E-mail</u>
Shmuel Jonas
Chief Executive Officer
IDT Corporation
520 Broad Street
Newark, New Jersey 07102

> **Re: IDT Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2017**
> **Filed October 16, 2017**
> **File No. 1-16371**

Dear Mr. Jonas:

We refer you to our comment letter dated February 6, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance